NEWS RELEASE

BROOKFIELD OFFICE PROPERTIES TO HOLD CONFERENCE CALL
 & WEBCAST OF 2011 FOURTH QUARTER AND FULL-YEAR FINANCIAL RESULTS FRIDAY, FEBRUARY 10, 2012 AT 11AM (ET)

NEW YORK, January 11, 2012 – Brookfield Office Properties Inc. (BPO: NYSE, TSX) announced today that its 2011 fourth quarter and full-year results will be released prior to the market open on Friday, February 10, 2012.  Analysts, investors and other interested parties are invited to participate in the company’s live conference call reviewing the results on Friday, February 10 at 11:00 a.m. (ET).  Scheduled speakers are Ric Clark, chief executive officer, and Bryan Davis, chief financial officer.

Along with the earnings news release, an updated supplemental information package will be available on the company’s website, www.brookfieldofficeproperties.com, before the market open on February 10.

To participate in the conference call, please dial 888.437.9357, pass code 3849599, five minutes prior to the scheduled start of the call.  Live audio of the call will also be available via webcast at www.brookfieldofficeproperties.com.

A replay of this call can be accessed through March 10, 2012 by dialing 888.203.1112, pass code 3849599.  A replay of the webcast, as well as a podcast download, will be available at www.brookfieldofficeproperties.com for one year.

Brookfield Office Properties Profile

Brookfield Office Properties owns, develops and manages premier office properties in the United States, Canada and Australia. Its portfolio is comprised of interests in 110 properties totaling 79 million square feet in the downtown cores of New York, Washington, D.C., Houston, Los Angeles, Toronto, Calgary, Ottawa, Sydney, Melbourne and Perth, making it the global leader in the ownership and management of office assets. Landmark properties include the World Financial Center in Manhattan, Brookfield Place in Toronto, Bank of America Plaza in Los Angeles, Bankers Hall in Calgary, Darling Park in Sydney and City Square in Perth. The company’s common shares trade on the NYSE and TSX under the symbol BPO. For more information, visit www.brookfieldofficeproperties.com.

Contact: Melissa Coley, Vice President, Investor Relations and Communications
Tel: 212.417.7215; Email: melissa.coley@brookfield.com